7 January 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 129,000 RELX PLC ordinary shares at a price of 1154.2742p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 64,391,280 ordinary shares in treasury, and has 1,111,541,389 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 511,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 115,000 RELX NV ordinary shares at a price of €14.8384 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 57,568,894 ordinary shares in treasury, and has 990,616,477 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 455,500 shares.